AMERICAN BONANZA RESOURCES CORP.
                        Suite 206 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                                  (604)681-8123
--------------------------------------------------------------------------------

                                                               February 13, 2006

Mr. David Lyon
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-0408

Re: Form SB-2, amendment number 1, filed January 18, 2006
    File No. 333-130286

Dear Mr. Lyon,

Thank you for your assistance in the review of our amended filing. In response to your comment letter dated February 1, 2006 we have filed, via EDGAR, an amended Registration Statement and provide this cover letter to assist you in your further review. We have also mailed marked copies of the amendment to you as requested.

TABLE OF CONTENTS

1. We have updated the table of contents to reference the correct page numbers.

GENERAL INFORMATION, PAGE 4

2. We have added the new disclosure regarding the use of Mr. Stephenson's services.

3. We have disclosed in the summary that because our directors have no professional training or technical credentials in the field of geology and specifically in the areas of exploring, developing and operating a mine, we have relied upon the technical expertise of Mr. Stephenson, as a professional geologist, in preparing our work program and associated costs thereof. We have also added a summary of Mr. Stephenson's qualifications under the General Information heading in the Description of Business section.

FORWARD LOOKING STATEMENTS, PAGE 5

4. We have moved the Forward Looking Statements section to follow the Risk Factors section.

PLAN OF DISTRIBUTION, PAGE 13

5. We have disclosed that the officers and directors may not purchase any units in the offering.

PURCHASE WARRANTS, PAGE 17

6. We have disclosed that the warrants, being immediately detachable, are transferable. However; we do not intend to list the warrants on any exchange and have no desire for them to trade separately from the shares. We have also added the disclosure to the cover page.

GENERAL INFORMATION, PAGE 22

7. As our audited financial statements are dated October 31, 2005 the $1,836 cost of the geology report dated November 9, 2005 was not included. We have added the cost to our disclosure and noted that it was incurred subsequent to the financials included in the prospectus.

8. We have added the disclosure that because our directors have no professional training or technical credentials in the field of geology and specifically in the areas of exploring, developing and operating a mine, we have relied upon the technical expertise of Mr. Stephenson, as a professional geologist, in preparing our work program and associated costs thereof.

9. We have disclosed the business associate of Mr. Gelfand who recommended the property and added his credentials. There is no affiliation with Mr. Stephenson.

10. We have included the claim ownership and retention information under a separate heading entitled "Ownership of the Claim and Requirements or Conditions for Retention of Title" in the Description of Business section.

11. We have revised the notes to the financial statements and clarified the disclosure.

12. We have added the tenure number to the disclosure, the event number is the transaction number the BC Mining uses to record the staking of the claim. We have also added an explanation regarding the other blocks on the map.

Sincerely,


/s/ Thomas Gelfand
----------------------------
Thomas Gelfand
President & Director